ATCO
GROUP

Corporate Office

04024779

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

April 26, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b) SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 Submission, Filed April 23, 2004
- Corporation's Press Release, Filed April 23, 2004

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

5/5

Enclosure(s)

FILE NO. 82-34744

CU
CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

Canadian Utilities Ltd. Declares Quarterly Dividend

CALGARY, April 23, 2004 – The Board of Directors of Canadian Utilities Limited has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
Class A Non-Voting	CU	0.53	12-May	01-Jun
Class B Common	CU.X	0.53	12-May	01-Jun
Series Q 5.90%	CU.PR.T	0.368750	12-May	01-Jun
Series R 5.30%	CU.PR.V	0.331250	12-May	01-Jun
Series S 6.60%	CU.PR.D	0.412500	12-May	01-Jun
Series W 5.80%	CU.PR.A	0.362500	12-May	01-Jun
Series X 6.00%	CU.PR.B	0.375000	12-May	01-Jun

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about Canadian Utilities Limited can be found on the website, www.canadian-utilities.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	0.53	CAD	04/23/2004	05/12/2004	06/01/2004
CU.X	0.53	CAD	04/23/2004	05/12/2004	06/01/2004
CU.PR.T	0.36875	CAD	04/23/2004	05/12/2004	06/01/2004
CU.PR.V	0.33125	CAD	04/23/2004	05/12/2004	06/01/2004
CU.PR.D	0.4125	CAD	04/23/2004	05/12/2004	06/01/2004
CU.PR.A	0.3625	CAD	04/23/2004	05/12/2004	06/01/2004
CU.PR.B	0.375	CAD	04/23/2004	05/12/2004	06/01/2004

Filed on behalf of the Issuer by:

Name: Sharlene C. Mitchell
Phone: 403-292-7912
Email: sharlene.mitchell@atco.com

Submission Date: 04/23/2004 16:09:43
Last Updated: 04/23/2004 16:09:43